Exhibit (d)(iii)
EXHIBIT A
Investment Advisory Agreement
February 1, 2011
The Select Sector SPDR Trust
MATERIALS SELECT SECTOR SPDR FUND
CONSUMER DISCRETIONARY SELECT SECTOR SPDR FUND
CONSUMER STAPLES SELECT SECTOR SPDR FUND
HEALTH CARE SELECT SECTOR SPDR FUND
ENERGY SELECT SECTOR SPDR FUND
FINANCIAL SELECT SECTOR SPDR FUND
INDUSTRIAL SELECT SECTOR SPDR FUND
TECHNOLOGY SELECT SECTOR SPDR FUND
UTILITIES SELECT SECTOR SPDR FUND
As consideration for the Adviser’s services to each of the, the Adviser shall receive from each Fund an annual advisory fee, accrued daily at the rate of 1/365th of the applicable fee rate and payable monthly on the first business day of each month, of the following annual percentages of the Trust’s average daily net assets during the month:

Annual Fee
Average Net Assets of the Trust	(Expressed in Basis Points: 1/100 of 1%)
Up to $12.5 Billion	5.0
$12.5 Billion up to $30.0 Billion	4.0
$30.0 Billion up to $50.0 Billion	3.5
$50.0 Billion and thereafter	3.0